Exhibit 99.1

InterOil Drilling Update and 2015 Results

SINGAPORE and PORT MORESBY, Papua New Guinea, March 30, 2016 /PRNewswire/ --

Key highlights

  Antelope-6 identified 138 feet of dolomite with connectivity to rest of field
  Antelope-5 extended well test confirms excellent reservoir qualities
  Entering final stages of appraisal of the Elk-Antelope field
  GLJ increases year-end Contingent Resource estimate
  Raptor 3.6 Tcfe, Bobcat 2.4 Tcfe (independent est'd gross unrisked 2C resource)
  $252 million liquidity at end 2015. Proposal to increase and extend credit facility.

InterOil Corporation ("InterOil", NYSE: IOC; POMSoX: IOC) today provided an update on its operations and financial results for the fourth quarter and financial year ending December 31, 2015.

InterOil Chief Executive Dr Michael Hession said momentum was building for the multi-billion dollar Papua LNG project with Antelope-6 intersecting 42 meters (138 feet) of dolomite with connectivity to the rest of the Antelope field. In addition the excellent reservoir qualities, identified by a short flow test last year at Antelope-5, were successfully confirmed by a longer flow-test in Q1 2016.

"During 2015, significant milestones were achieved with the appointment of Total as operator and the selection of the Papua LNG project's key infrastructure sites. Analysis from independent sources suggests Papua LNG will be one of the most competitive new-build LNG projects globally, with short shipping distances to Asian markets and potential for attractive returns.

"The data from the last three appraisal wells have surprised on the upside and extended flow tests have confirmed connectivity, deliverability and excellent reservoir quality across Antelope. This will mean a less complex and lower cost development," said Dr Hession.

"While the analysis of the Antelope-6 well and the Antelope-5 flow test is continuing, results to date have been encouraging and we remain confident of a two-train LNG development. On completion of the appraisal program, data will be submitted to two independent auditors for certification, a process which could take four to six months.

"Following last year's restructuring and streamlining of the business, we have reduced guidance on our expected 2016 spend to a lower range of $155 million to $170 million, predominantly focused on the Papua LNG project. While we have $252 million in current liquidity at the end of 2015, we are in discussions with our lenders to increase and extend our credit facility. It is proposed to complete the increased and extended facility in the second quarter of 2016.

"In 2015, the Company had the Raptor and Bobcat discoveries independently assessed for 2C natural gas and natural gas liquids**. These equate to a gross unrisked resource estimate of 3.6 Tcfe and 2.4 Tcfe respectively. This first-time external assessment provides a good basis for discussions with various strategic partners.

"Our focus in 2016 will be on completing the appraisal program, progressing the certification of Elk-Antelope volumes, advancing the world-class Papua LNG project from Basis of Design to FEED and monetizing our independently assessed discoveries with strategic partners," stated Dr Hession.

Positive appraisal results at Elk-Antelope (PRL 15)

The Antelope-4 Side Track, located about 1km south-south-east of Antelope-2, intersected the top of the reservoir at 1,875 meters (6,152 feet) true vertical depth sub-sea (TVDSS) in a position that was 36 meters (118 feet) higher than the original Antelope-4 penetration.

In addition, the Antelope-4 sidetrack-1 confirmed the southern extension of the Elk-Antelope field's high-quality, gas-bearing dolomite. Wireline logging indicates 182 vertical meters (597 feet) of dolomite and a vertical gross gas column of about 339 meters (1,112 feet).

Antelope-5 appraised the western flank of Elk-Antelope about 1.8km south-south-west of Antelope-3. The top of the carbonate reservoir was intersected at 1,534 meters (5,033 feet) TVDSS, about 230 meters (755 feet) higher than InterOil's reference case. The result provides evidence that the good quality, reefal reservoir extends further west than originally thought.

During June 2015, a well test at Antelope-5 flowed a total volume of 152.9 million standard cubic feet gas (mmscf) of gas over a 72 hour period with listening gauges in Antelope-1. An extended well test of Antelope-5 in early 2016 flowed a total volume of 760 mmscf over 14 days and then was shut-in for 16 days to record the subsequent pressure build-up.

Antelope-6, about 2km east-south-east of Antelope-3, provided structural control and reservoir definition on the field's eastern flank. The well encountered top reservoir within expectations at approximately 2,076 meters (6,811 feet) TVDSS.

The presence of approximately 42 meters (138 feet) of dolomite in the 138 meter (453 feet) reservoir section above the gas-water contact (GWC) was positive, as was the multi-rate flow test over an interval from 2,076 to 2,142 meters (6,811 to 7,027 feet) TVDSS which achieved a final stabilized flow rate of 13 million standard cubic feet gas per day (mmcfpd) over a 24 hour period on a 40/64" choke. The test pressure readings from gauges in Antelope-5 and Antelope-1 indicated strong connectivity between these two wells and Antelope-6, 2.5km away. Strong connectivity will support a simpler and lower cost LNG development.

Antelope-6 reached a total depth of 2,462 meters (8,077 feet) TVDSS.

Following the full analysis of the recent flow test and drilling results, the PRL 15 JV is expected to decide in Q2 2016 if a further appraisal well, Antelope-7, is required. The encouraging appraisal data gathered to date continues to support InterOil's confidence in a two-train LNG development.

Triceratops appraisal (PRL 39)

Triceratops-3 was drilled to appraise the Triceratops discovery to the north-west of Triceratops-1 and Triceratops-2 in PRL 39. The field is about 45km west-north-west of Elk-Antelope. The well reached a total depth of 1,567 meters (5,141 feet) TVDSS and successfully flowed gas at a tubing constrained rate of 17.1 mmcfpd and condensate at an average of 200.3 barrels a day. Stabilized flow rates were obtained over several five-hour intervals, measured through a 72/64" choke.

Independent resource evaluations

GLJ Petroleum Consultants Ltd ("GLJ"), an independent qualified reserves evaluator, prepared an independent evaluation of Contingent Resources for the Elk-Antelope Field as at December 31, 2015 which estimated the gross unrisked Contingent Resources for the Elk-Antelope field# of 7.7 Tcfe 1C, 10.2 Tcfe 2C and 12.4 Tcfe 3C.

#	Previously GLJ estimates for Contingent Resources were 7.5 Tcfe 1C, 9.9 Tcfe 2C, 11.8 Tcfe, as at December 31, 2014.

After the completion of the Triceratops-3 appraisal well, GLJ prepared an independent evaluation of Contingent Resources for the Triceratops field as at December, 31, 2015, which estimated gross unrisked Contingent Resources of 0.38 Tcfe 2C.

In addition, RISC Operations Pty Ltd ("RISC"), qualified reserves evaluator, provided independent estimates as at December 31, 2015 for the Raptor and Bobcat discoveries**. These equate to a gross unrisked resource estimate of 3.6 Tcfe and 2.4 Tcfe respectively.

The Raptor, Bobcat and Triceratops discoveries provide optionality for tie back to an LNG facility and the latest independent volume estimates reaffirm InterOil's belief that a significant commercial gas hub could be developed within a 40km (25 mile) radius of the Elk-Antelope Field.

Please refer to "Disclosure of Oil and Gas Information" at the end of this release for cautionary notes regarding disclosure of Contingent Resources.

More details can be found in the appendix to the Company's Annual Information Form for the year ended December 31, 2015 which is available on www.interoil.com or from the Securities Exchange Commission at www.sec.gov or on SEDAR at www.sedar.com.

**

RISC certified Raptor with 2C Natural Gas estimate of 2.951 Tcf with Natural Gas Liquids of 117 mmbbl. Bobcat was certified with a 2C Natural Gas estimate of 2.214 Tcf with Natural Gas Liquids of 30 mmbbl. Tcfe is calculated as Gas volume (Tcf) + 6x Condensate Volume (mmbbl)/1000).

Financial summary

Summary of Consolidated Quarterly Financial Results - Past Eight Quarters Financial Statements

Quarters ended ($ thousands except per share data)	2015				2014
	Dec-31	Sep-30	Jun-30	Mar-31	Dec-31	Sep-30	Jun-30	Mar-31
Total revenues	11,690	11,822	(13,643)	13,215	(13,182)	10,749	13,689	1,903
EBITDA	(81,543)	(101,838)	(30,583)	(20,317)	(60,443)	(12,133)	(10,253)	316,948
Net (loss)/profit	(83,830)	(103,725)	(32,531)	(21,869)	(64,205)	(16,930)	52,265	318,636
From continuing operations	(83,830)	(103,725)	(32,531)	(21,869)	(62,474)	(14,622)	(15,765)	310,824
From discontinued operations	-	-	-	-	(1,731)	(2,308)	68,030	7,812
Basic (loss)/earnings per share	(1.69)	(0.29)	(0.66)	(0.44)	(1.30)	(0.34)	1.05	6.46
From continuing operations	(1.69)	(0.29)	(0.66)	(0.44)	(1.26)	(0.29)	(0.31)	6.30
From discontinued operations	-	-	-	-	(0.04)	(0.05)	1.36	0.16
Diluted (loss)/earnings per share	(1.69)	(2.09)	(0.66)	(0.44)	(1.30)	(0.34)	1.05	6.38
From continuing operations	(1.69)	(2.09)	(0.66)	(0.44)	(1.26)	(0.29)	(0.31)	6.22
From discontinued operations	-	-	-	-	(0.04)	(0.05)	1.36	0.16

Note: EBITDA is a non-GAAP measure and is reconciled to IFRS under the heading "Non-GAAP Measures and Reconciliation".

More details can be found in InterOil's Financial Statements and Management and Discussion Analysis for the year ended December 31, 2015 on www.interoil.com.

InterOil recorded a net loss of $83.8 million for the last quarter in 2015, compared to a net loss of $64.2 million in the last quarter of 2014. The net loss after tax for the full year 2015 was $241.9 million, compared to a net profit of $289.8 million in 2014.

The main difference in net profit is due to a $340.5 million accounting conveyance gain in 2014 received from the sale of 40.1% interest in PRL15 to Total E&P PNG Limited and the sale of the company's refinery and downstream businesses to Puma Energy Pacific Holdings Pte Ltd. In 2015, InterOil recorded losses mainly due to the Wahoo exploration impairment, provision for seismic and drilling related costs as well as restructuring related costs.

In the last quarter of 2015, InterOil's net expenditure on drilling, seismic and other costs was $71 million. InterOil accounted for $80 million of working capital adjustments and also repaid the $70 million convertible notes which were redeemed in November 2015.

The Company's liquidity position at the end of 2015 is $252 million. Guidance for 2016 expenditure was previously estimated at $175 million to $195 million. Following InterOil's restructuring and streamlining of its business, this guidance for 2016 expenditure has been reduced to $155 million to $170 million.

InterOil is in discussions with its lenders to increase and extend the current credit facility. This is proposed to be completed in the second quarter of 2016.

Conference call information

Information including this media release, the Q4 2015 and full-year 2015 materials plus the accompanying financials are available on the company's website at www.interoil.com.

A conference call will be held on March 30, 2016, at 8:00 a.m. US Eastern time (8:00 p.m. Singapore) to discuss the financial and operating results. The conference call can be heard through a live audio web cast on the company's website at www.interoil.com or accessed by dialing (800) 611 1147 in the US, or +1 (612) 332 0228 from outside the US.

A replay of the broadcast will be available soon afterwards on the website.

About InterOil

InterOil Corporation is an independent oil and gas business with a sole focus on Papua New Guinea. InterOil's assets include one of Asia's largest undeveloped gas fields, Elk-Antelope, in the Gulf Province of Papua New Guinea, and exploration licences covering about 16,000sqkm of the Eastern Papuan Basin. Its main offices are in Singapore and Port Moresby. InterOil is listed on the New York and Port Moresby stock exchanges.

Investor Contacts

Singapore	Singapore	United States
Michael Lynn SVP, Investor Relations	David Wu VP, Investor Relations	Cynthia Black Investor Relations - North America
T: +65 6507 0222 E: michael.lynn@interoil.com	T: +65 6507 0222 E: david.wu@interoil.com	T: +1 212 653 9778 E: cynthia.black@interoil.com

Media Contacts

Singapore
Ann Lee Communications Specialist
T: +65 6507 0222 E: ann.lee@interoil.com

Forward Looking Statements

This media release includes "forward-looking statements" as defined in United States federal and Canadian securities laws. All statements, other than statements of historical facts, included in this release that address activities, events or developments that InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements. These statements are based on our current beliefs as well as assumptions made by, and information currently available to the company. No assurances can be given however, that these events will occur. Actual results could differ, and the difference may be material and adverse to the company and its shareholders. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements. Some of these factors include the risk factors discussed in the company's filings with the United States Securities and Exchange Commission and on SEDAR, including but not limited to those in the company's annual report for the year ended December 31, 2015 on Form 40-F and its Annual Information Form for the year ended December 31, 2015. In particular, there is no established market for natural gas or gas condensate in Papua New Guinea and no guarantee that gas or gas condensate will ultimately be able to be extracted and sold commercially. All forward-looking statements are made as of the date of this press release and the fact that this press release remains available does not constitute a representation by InterOil that InterOIl believes these forward-looking statements continue to be true as of any subsequent date. Actual results may vary materially from the expected results expressed in forward-looking statements. InterOil disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities laws. InterOil's forward-looking statements are expressly qualified in their entirety by this cautionary statement.

Investors are urged to consider closely the disclosure in the company's Form 40-F, available from the company at www.interoil.com or from the SEC at www.sec.gov and its Annual Information Form available on SEDAR at www.sedar.com.

Disclosure of Oil and Gas Information

Trillion cubic feet equivalent (Tcfe) may be misleading, particularly if used in isolation. A tcfe conversion ratio of one barrel of oil to six thousand cubic feet of gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Well test results should be considered as preliminary. Well log interpretations indicating gas accumulations are not necessarily indicative of future production or ultimate recovery.

Estimates of InterOil's Contingent Resources are based upon the GLJ Elk-Antelope Report, the GLJ Triceratops Report and the RISC Raptor and Bobcat Report, which have each been prepared in accordance with the COGE Handbook. All of InterOil's Contingent Resources have been classified as conventional natural gas and natural gas liquids.

Contingent Resources are those quantities of natural gas and condensate estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. The economic status of the resources is undetermined and there is no certainty that it will be commercially viable to produce any portion of the resources. There is no certainty that these Contingent Resources will be commercially viable to produce any portion of the resources and it should be noted that it is not certain that all fields / accumulations set out above will progress to reserves.

The following classification of Contingent Resources are used in this press release:

  Low Estimate (or 1C) means there is at least a 90 percent probability (P90) that the quantities actually recovered will equal or exceed the low estimate.
  Best Estimate (or 2C) means there is at least a 50 percent probability (P50) that the quantities actually recovered will equal or exceed the best estimate.
  High Estimate (or 3C) means there is at least a 10 percent probability (P10) that the quantities actually recovered will equal or exceed the high estimate.

The estimates of Contingent Resources provided in this press release are estimates only and there is no guarantee that the estimated Contingent Resources will be recovered. Actual Contingent Resources may be greater than or less than the estimates provided in this in this press release and the differences may be material. There is no assurance that the forecast price and cost assumptions applied by GLJ and RISC in evaluating InterOil's Contingent Resources will be attained and variances could be material. There is also uncertainty that it will be commercially viable to produce any part of the Contingent Resources.

For a discussion of the Contingent Resources project evaluation scenario, economics status and maturity subclass as well as the change, timing and development of Contingent Resources evaluated pursuant to the GLJ Elk-Antelope and Triceratops Report and the RISC Raptor and Bobcat Report see Schedule A to InterOil's Annual Information Form for the year ended December 31, 2015 which is available on www.interoil.com or from the SEC at www.sec.gov or on SEDAR at www.sedar.com.